UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                            NAM TAI ELECTRONICS, INC.
                                (Name of Issuer)

                         Common Shares, $0.01 par value
                         (Title of Class of Securities)

                                   629865 205
                                 (Cusip Number)


                               Joseph Li Shi Yuen
                                  Chui Kam Wai
                        c/o Nam Tai Group Management Ltd.
                        15th Floor, China Merchants Tower
                                 Shun Tak Centre
                         168-200 Connaught Road Central
                                    Hong Kong
                           Telephone: (852) 2341-0273
                              Fax: (852) 2341-4164
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                            ------------------------
                                 with a copy to:

                           Mr. Stephen K. Seung, ESQ.
                            2 Mott Street, Suite 601
                            New York, New York 10013
                            Telephone: (212) 732-0030
                               Fax: (212) 227-5097

                                October 30, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.

--------- ----------------------------------------------------------------------
1.        NAME OF REPORTING PERSON - Li & Chui Holdings (B.V.I.) Limited

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                                              (a)|_|
                      N/A                                     (b)|_|
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY
--------- ----------------------------------------------------------------------
4.        SOURCE OF FUNDS
                      N/A
--------- ----------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
                N/A
--------- ----------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION         British Virgin Islands
--------- ----------------------------------------------------------------------
Number of Shares            7.     SOLE VOTING POWER:  2,668,261
                            ------ ---------------------------------------------
Beneficially Owned          8.     SHARES VOTING POWER :  N/A
                            ------ ---------------------------------------------
by Each Reporting           9.     SOLE DISPOSITIVE  POWER:  2,668,261
                            ------ ---------------------------------------------
Person With                10.    SHARES DISPOSITIVE POWER:  N/A
--------------------------- ------ ---------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     2,668,261
--------- ----------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES |_|
--------- ----------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     7.3%
--------- ----------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
                     CO
--------- ----------------------------------------------------------------------

--------- ---------------------------------------------------------------------
1.        NAME OF REPORTING PERSON  -  Joseph Li Shi Yuen

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------- ---------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                        (a)|_|
                N/A                     (b)|_|
--------- ---------------------------------------------------------------------
3.        SEC USE ONLY
--------- ---------------------------------------------------------------------
4.        SOURCE OF FUNDS
                      N/A
--------- ---------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e) |_|
                   N/A
--------- ---------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION                 Hong Kong
--------- ---------------------------------------------------------------------
Number of Shares            7.     SOLE VOTING POWER: 71,700
                            ------ --------------------------------------------
Beneficially Owned          8.     SHARES VOTING POWER :  2,668,261
                            ------ --------------------------------------------
by Each Reporting           9.     SOLE DISPOSITIVE  POWER:  71,700
                            ------ --------------------------------------------
Person With                10.    SHARES DISPOSITIVE POWER:  2,668,261
--------------------------- ------ --------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            2,739,961
--------- ---------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES    |_|
--------- ---------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.4%
--------- ---------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
                     IN
--------- ---------------------------------------------------------------------

--------- ---------------------------------------------------------------------
1.        NAME OF REPORTING PERSONS - Chui Kam Wai

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------- ---------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                         (a)|_|
               N/A                       (b)|_|
--------- ---------------------------------------------------------------------
3.        SEC USE ONLY
--------- ---------------------------------------------------------------------
4.        SOURCE OF FUNDS
                      N/A
--------- ---------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e) |_|
                   N/A
--------- ---------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION               Hong Kong
--------- ---------------------------------------------------------------------
Number of Shares            7.     SOLE VOTING POWER:  41,700
                            ------ --------------------------------------------
Benefically Owned           8.     SHARES VOTING POWER :  2,668,261
                            ------ --------------------------------------------
by Each Reporting           9.     SOLE DISPOSITIVE  POWER:  41,700
                            ------ --------------------------------------------
Person With                 10.    SHARES DISPOSITIVE POWER:  2,668,261
--------- ---------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             2,709,961
--------- ---------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES         |_|
--------- ---------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.4%
--------- ---------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON
                     IN
--------- ---------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

     This statement relates to the Common Shares, $0.01 par value (the "Common Shares") of Nam Tai Electronics, Inc. (the "Company") an International Business Company organized under the laws of the British Virgin Islands, with principal executive offices located 15/F., China Merchants Tower Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong.


ITEM 2.   IDENTITY AND BACKGROUND

(a) The names of the Reporting Persons are Li & Chui Holdings (B.V.I.) Limited (formerly known as J.I.C. Holdings (B.V.I.) Limited), an International Business Company organized under the laws of the British Virgin Islands ("Li & Chui"), Mr. Joseph Li Shi Yuen ("Mr. Li") and Mr. Chui Kam Wai ("Mr. Chui") (collectively, the "Reporting Persons").

(b) Li & Chui's principal office and the address of its principal business is c/o J.I.C. Group, Room 811, Tower B, Hunghom Commercial Centre, 37 Ma Tau Wai Road, Hunghom, Kowloon, Hong Kong.

     Mr. Li's business address is Nam Tai Electronics, Inc., c/o Nam Tai Group Management Ltd. 15/F., China Merchants Tower Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong.

     Mr. Chui's business adddress is Nam Tai Electronics, Inc., c/o Nam Tai Group Management Ltd. 15/F., China Merchants Tower Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong.

(c) Li & Chui is a holding company, wholly owned in equal shares by Mr. Li and Mr. Chui, who are its directors. Li & Chui's principal business is to hold the Common Shares which are the subject of this report.

     Mr. Li is the Company's Chief Executive Officer.

     Mr. Chui is the Managing Director of J.I.C. Enterprises (Hong Kong) Ltd., a subsidiary of the Company.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Li & Chui is an International Business Company organized under the laws of the British Virgin Islands. Mr. Li and Mr. Chui are both citizens of Hong Kong.


ITEM 3.   SOURCE AND THE AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     The purpose of the transaction is to realize the value of the Common Shares being sold. Any of the Reporting Persons may sell or acquire Common Shares in the future depending on the prevailing market price of the securities. None of the Reporting Persons has plans or proposals that relate to or would result in the matters identified in Item 4(a) through (j) of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) At October 31, 2003, as a result of the sale of 500,000 Common Shares, Li & Chui beneficially owned 2,668,261 of the Common Shares outstanding, representing 7.3% ownership of the outstanding Common Shares. The percentage ownership was calculated in accordance with Rule 13d(1)(i) under the Securities Exchange Act of 1934.

     As of October 31, 2003, as a result of LI & Chui's sale of 500,000 Common Shares, Mr. Li beneficially owned 2,739,961 of the Common Shares outstanding, representing 7.4% of the outstanding Common Shares. The amount of Common Shares includes: (i) 2,739,961 Common Shares, of which 2,668,261 are owned by Li & Chui; and (ii) 0 Common Shares that Mr. Li may acquire upon the exercise of employee stock options. The percentage ownership was calculated in accordance with Rule 13d(1)(i) under the Securities Exchange Act of 1934.

     As of October 31, 2003, as a result of Li & Chui's sale of 500,000 Common Shares, Mr. Chui beneficially owned 2,709,961 of the Common Shares outstanding, representing 7.4% of the outstanding Common Shares. The amount of Common Shares includes: (i) 2,709,961 Common Shares, of which 2,668,261 are owned by Li & Chui; and (ii) 0 Common Shares that Mr. Chui may acquire upon the exercise of employee stock options. The percentage ownership was calculated in accordance with Rule 13d(1)(i) under the Securities Exchange Act of 1934.

(b) Li & Chui has sole investment voting and investment power over the Common Shares attributed to it in paragraph (a).

     Mr. Li has sole voting and investment power over 71,700 Common Shares attributed to him in paragraph (a). Mr. Li shares voting and investment power over 2,668,261 Common Shares attributed to him in paragraph (a) with Mr. Chui through their joint ownership of Li & Chui.

     Mr. Chui has sole voting and investment power over 41,700 Common Shares attributed to him in paragraph (a). Mr. Chui shares voting and investment power over 2,668,261 Common Shares attributed to him in paragraph (a) with Mr. Li through their joint ownership of Li & Chui.

(c) The following table sets forth details of the open market sales of Common Shares (made through Bear, Stearns & Co., Inc.) made by Li & Chui during the last sixty days.

-------------------- ------------------------ ----------------- ----------------
    Trade Date            Number of Common       Sales Price       Proceeds
                            Shares Sold
-------------------- ------------------------ ----------------- ----------------
 October 30, 2003              500,000             $34.00      $16,999,199.40
-------------------- ------------------------ ----------------- ----------------

     The following table sets forth details of other transactions relating to the Common Shares made by Mr. Li during the last sixty days.



------------------ ----------------------------------------- -------------------
   Trade Date        Number of Shares Acquired Through the     Average Exercise
                              Exercise of Options                   Price
------------------ ----------------------------------------- -------------------
October 31, 2003                       60,000                      $6.62
------------------ ----------------------------------------- -------------------

     The following table sets forth details of other transactions relating to the Common Shares made by Mr. Chui during the last sixty days.

------------------- ---------------------------------------- -------------------
    Trade Date       Number of Shares Acquired Through the    Average Exercise
                              Exercise of Options                   Price
------------------- ---------------------------------------- -------------------
October 31, 2003                    30,000                         $6.62
------------------- ---------------------------------------- -------------------


(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not applicable.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: November 5, 2003           LI & CHUI HOLDINGS (B.V.I) LIMITED


                                          By:    /s/ Joseph Li Shi Yuen
                                             -----------------------------------
                                               Joseph Li Shi Yuen


                                          By:    /s/ Chui Kam Wai
                                             -----------------------------------
                                               Chui Kam Wai